EXHIBIT 99.8

Press Release

Brazil’s Giant Libra Field Comes On Stream

Paris, November 27, 2017 – Total announces first oil from the Libra mega-field, located in ultra-deep waters 180 kilometers offshore Rio de Janeiro, in the pre-salt Santos Basin in Brazil. The floating production, storage and offloading (FPSO) unit Pioneiro de Libra has a capacity of 50,000 barrels of oil. This start-up of the early production system will generate revenue while also enabling technical data to be collected to optimize the subsequent development phases.

“Total is pleased that production has begun on the giant Libra field, which is a multi-billion barrel resource,” said Arnaud Breuillac, President, Exploration & Production at Total. “Libra is a major asset in Total’s portfolio and fits into our strategy of investing in highly competitive projects with low break-even points. The start-up is a major step in the development of this field, and Total is bringing its deep offshore expertise to the project.”

Beyond this early production phase, the Libra development will further continue with the next investment decision for the Libra 1 FPSO with a capacity of 150,000 barrels per day. In the years ahead, other production units of similar capacity will be invested in so that the field can be developed to its full potential.

The Libra field is operated by Petrobras (40%) as part of the international consortium whose other partners are Total (20%), Shell (20%), CNOOC (10%) and CNPC (10%).

Total in Brazil

Total has been present in Brazil for over 40 years, has more than 2,800 employees there and operates through five affiliates in the exploration and production, gas, lubricants, chemicals and renewable energies (solar and biomass) segments.

Total Exploration & Production’s portfolio of assets currently includes 15 exploration blocks, located in the Barreirinhas, Ceará, Espirito Santo, Foz do Amazonas and Pelotas basins.

In February 2017, Total and Petrobras signed agreements covering a number of upstream and downstream assets in Brazil, cementing the Strategic Alliance announced in December 2016. Under that deal, Total will hold a 22.5% stake in the Iara concession area in Block BM-S-11 and a 35% stake in and operatorship of Block BM-S-9 in the Lapa field concession, which came on stream in December 2016. Additionally, technical cooperation between the two companies will be strengthened, particularly through joint appraisal of the exploration potential in promising areas in Brazil and through the development of new technologies, particularly in the deep offshore. The transaction is subject to approvals by the relevant regulatory entities.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

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